Item 77.C.	Matters Submitted to a Vote of Security Holders

		Morgan Stanley Balanced Fund

At a Special Meeting of Shareholders held on May 11, 2010, shareholders approved an Agreement and Plan of Reorganization under which the assets and liabilities of Morgan Stanley Balanced Fund were transferred to Invesco Balanced Fund.

For
7,395,781.334
Withhold
349,731.148
Abstain
599,601.658